EXHIBIT 4.12

THIS CLASS A WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL (WHICH OPINION IS REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES), SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

Date: September 20, 2004   Class A Warrant to Purchase
                                                                                              _____ Shares

DIGITAL VIDEO SYSTEMS, INC.
(Incorporated under the laws of the State of Delaware)

CLASS A WARRANT FOR THE PURCHASE OF SHARES OF
THE $0.0001 PAR VALUE COMMON STOCK OF
DIGITAL VIDEO SYSTEMS, INC.

Warrant Price: $0.61 per share [conversion price of the Series C Preferred], subject to adjustment as provided below.

THIS IS TO CERTIFY that, for value received, _____ and its registered assigns (collectively, the "Holder"), is entitled to purchase, subject to the terms and conditions hereinafter set forth, up to _____ shares of the $0.0001 par value common stock ("Common Stock") of Digital Video Systems, Inc., a Delaware corporation (the "Company"), and to receive certificate(s) for the Common Stock so purchased.

1. **Exercise Period and Vesting**. Subject to the final sentence of this Section 1, the exercise period is the period beginning on the earlier of six months from the date of the closing of the offering in which the series of Class A Warrants was originally issued (the "Closing Date") or the effective date of the registration statement covering the resale of the Common Stock issuable upon exercise of this Class A Warrant (the "Effective Date") and ending at 5:00 p.m., California time, on the fifth anniversary of the Closing Date (the "Exercise Period"). This Class A Warrant will terminate automatically and immediately upon (a) the expiration of the Exercise Period or (b) a Change of Control. For purposes of this Section 1, a "Change of Control" shall mean (i) any consolidation or merger involving the Company pursuant to which the Company's stockholders own less than 50% of the voting securities of the surviving entity or (ii) the sale of all or substantially all of the assets of the Company. The foregoing

notwithstanding, this Class A Warrant shall not be exercisable until the Company's stockholders have affirmatively voted in favor of the transaction in which the Class A Warrants are be issued to the initial holders, together with the Company's Series C Convertible Preferred Stock.

2. **Exercise of Class A Warrant**. This Class A Warrant may be exercised, in whole or in part, at any time and from time to time during the Exercise Period. Such exercise shall be accomplished by tender to the Company of the purchase price set forth above as the warrant price (the "Warrant Price"), in cash, by wire transfer or by certified check or bank cashier's check, payable to the order of the Company, together with presentation and surrender to the Company of this Class A Warrant with an executed subscription in substantially the form attached hereto as Exhibit A-1 (the "Subscription"). Upon receipt of the foregoing, the Company will deliver to the Holder, as promptly as possible, a certificate or certificates representing the shares of Common Stock so purchased, registered in the name of the Holder or its transferee (as permitted under Section 4 below). With respect to any exercise of this Class A Warrant, the Holder will for all purposes be deemed to have become the holder of record of the number of shares of Common Stock purchased hereunder on the date this Class A Warrant, a properly executed Subscription and payment of the Class A Warrant Price is received by the Company (the "Exercise Date"), irrespective of the date of delivery of the certificate evidencing such shares, except that, if the date of such receipt is a date on which the stock transfer books of the Company are closed, such person will be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open. Fractional shares of Common Stock will not be issued upon the exercise of this Class A Warrant. In lieu of any fractional shares that would have been issued but for the immediately preceding sentence, the Holder will be entitled to receive cash equal to the current market price of such fraction of a share of Common Stock on the trading day immediately preceding the Exercise Date. In the event this Class A Warrant is exercised in part, the Company shall issue a new Class A Warrant to the Holder covering the aggregate number of shares of Common Stock as to which this Class A Warrant remains exercisable for that is otherwise identical with this Class A Warrant. The Company acknowledges and agrees that this Class A Warrant was issued on the Issuance Date.

3. **Compliance with Act**. The holder of this Class A Warrant, by acceptance hereof, agrees that this Class A Warrant, and the Common Stock to be issued upon exercise hereof are being acquired for investment and that such holder will not offer, sell or otherwise dispose of this Class A Warrant, or any Common Stock except under circumstances which will not result in a violation of the Securities Act or any applicable state securities laws. Upon exercise of this Class A Warrant, unless the Common Stock being acquired are registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available, the holder hereof shall confirm in writing that the Common Stock so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Securities Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. This Class A Warrant and all Common Stock issued upon exercise of this Class A Warrant (unless registered under the Securities Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

> "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,

OR ANY APPLICABLE STATE SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL (WHICH OPINION IS REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES), SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.

4. **Transferability and Exchange**.

(a) This Class A Warrant, and the Common Stock issuable upon the exercise hereof, may not be sold, transferred, pledged or hypothecated unless the Company shall have been provided with written notice of the sale or other distribution describing briefly the manner thereof, together with an opinion of counsel, or other evidence, reasonably satisfactory to it, that such transfer is not in violation of the Securities Act, and any applicable state securities laws or unless such transfer shall have been registered under the Securities Act of 1933, as amended. Subject to the satisfaction of the aforesaid condition, this Class A Warrant and the underlying shares of Common Stock shall be transferable from time to time by the Holder upon written notice to the Company. Promptly upon receiving such written notice and reasonably satisfactory opinion or other evidence, if so requested, the Company, as promptly as practicable but no later than fifteen (15) days after receipt of the written notice, shall notify such holder that such holder may sell or otherwise dispose of this Class A Warrant or such Common Stock, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 4(a) that the opinion of counsel for the holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the holder promptly with details thereof after such determination has been made. Notwithstanding the foregoing, this Class A Warrant or such Common Stock may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Securities Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 or 144A have been satisfied. Each certificate representing this Class A Warrant or the Common Stock thus transferred (except a transfer pursuant to Rule 144 or 144A) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the holder, such legend is not required in order to ensure compliance with such laws. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(b) If this Class A Warrant is transferred, in whole or in part, the Company shall, upon surrender of this Class A Warrant to the Company, deliver to each transferee a Class A

Warrant evidencing the rights of such transferee to purchase the number of shares of Common Stock that such transferee is entitled to purchase pursuant to such transfer. The Company may place a legend similar to the legend at the top of this Class A Warrant on any replacement Class A Warrant and, on each certificate representing shares issuable upon exercise of this Class A Warrant or any replacement Warrants. Only a registered Holder may enforce the provisions of this Class A Warrant against the Company. A transferee of the original registered Holder becomes a registered Holder only upon delivery to the Company of the original Class A Warrant and an original Assignment, substantially in the form set forth in Exhibit B attached hereto.

(c) This Class A Warrant is exchangeable upon its surrender by the Holder to the Company for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of shares purchasable hereunder, each of such new Warrants to represent the right to purchase such number of shares as may be designated by the Holder at the time of such surrender.

(d) In addition to the exchange provided for in paragraph (c) above, in lieu of cash exercising this Class A Warrant, the Holder may elect to exchange this Class A Warrant in whole or in part for shares of Common Stock equal to the value of this Class A Warrant (or the portion thereof being canceled). The number of shares of Common Stock to be issued on any such exchange of this Class A Warrant will be determined as follows:

$$CS = \frac{WCS \times (FMV - EP)}{FMV}$$

Where:

CS   -   equals the number of shares of Common Stock to be issued to the Holder;

WCS   -   equals the number of shares of Common Stock purchasable under this Class A Warrant;

FMV   -   equals the current market price of one share of Common Stock as defined in Section 5(b); and

EP   -   equals the Class A Warrant Price.

(e) In order to exchange this Class A Warrant, in whole or in part, for shares of Common Stock, the Holder shall deliver to the Company a written notice of the Holder's election to so exchange this Class A Warrant (an "Exchange Notice"), which Exchange Notice shall be irrevocable and specify the number of shares of Common Stock for which this Class A Warrant is to be so exchanged, together with this Class A Warrant (the date on which such delivery shall have taken place being hereinafter sometimes referred to as the "Exchange Date"). Such Exchange Notice shall be in the form of the subscription form appearing at the end of this Class A Warrant as Exhibit A-2, duly executed by the Holder.

(f) Upon receipt of such Exchange Notice and Class A Warrant, the Company shall, as promptly as possible, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exchange, together with cash in lieu of any fraction of a share, as hereafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exchange Notice and shall be registered in the name of the Holder or such other name as shall be designated in the Exchange Notice and permitted by other provisions of this Class A Warrant. This Class A Warrant shall be deemed to have been exchanged, and such certificate or certificates shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the Exchange Date.

(g) If this Class A Warrant shall have been exchanged in part, the Company shall, at the time of delivery of the certificate or certificates representing the shares of Common Stock being issued, deliver to the Holder a new Class A Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Class A Warrant. Such new Class A Warrant shall in all other respects be identical with this Class A Warrant.

5. **Adjustments to Warrant Price and Number of Shares Subject to Class A Warrant**. The Warrant Price and the number of shares of Common Stock purchasable upon the exercise of this Class A Warrant are subject to adjustment from time to time upon the occurrence of any of the events specified in this Section 5.

(a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock or other securities, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock other securities of the Company, then the Warrant Price in effect at the time of the record date for such dividend or on the effective date of such subdivision, combination or reclassification, and/or the number and kind of securities issuable on such date, shall be proportionately adjusted so that the Holder of any Class A Warrant thereafter exercised shall be entitled to receive the aggregate number and kind of shares of Common Stock (or such other securities other than Common Stock) of the Company, at the same aggregate Warrant Price, that, if such Class A Warrant had been exercised immediately prior to such date, the Holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the surviving corporation) of cash, evidences of indebtedness or assets, or subscription rights or warrants, the Warrant Price to be in effect after such record date shall be determined by multiplying the Warrant Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price per share of Common Stock on such record date, less the amount of cash so to be distributed (or the fair market value (as determined in good faith by, and reflected in a formal resolution of, the Board of Directors of the Company) of the portion of the assets or evidence of indebtedness so to be distributed, or of such subscription rights or warrants, applicable to one share of Common Stock, and the denominator of which shall be such current market price per share of Common Stock; in addition, the number of shares of Common Stock for which this Class A Warrant shall thereafter be exercisable shall be adjusted to a number determined by dividing the number of such shares for which this Warrant was theretofore exercisable by the above fraction. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed.

(c)   For the purpose of any computation under any subsection of this Section 5, the "current market price" per share of Common Stock on any date shall be the average per share price of the Common Stock on the 10 trading days immediately prior to the event requiring an adjustment hereunder, which per share price shall be: (i) if the principal trading market for the Common Stock is a national or regional securities exchange, the closing price on such exchange on such day; or (ii) if sales prices for shares of Common Stock are reported by the Nasdaq National Market system or Nasdaq SmallCap Market (or a similar system then in use), the last reported sales price so reported on such day; or (iii) if neither (i) nor (ii) above are applicable, and if bid and ask prices for shares of Common Stock are reported in the over-the-counter market by Nasdaq (or, if not so reported, by the National Quotation Bureau), the average of the high bid and low ask prices so reported on such day. Notwithstanding the foregoing, if there is no reported closing price, last reported sales price, or bid and ask prices, as the case may be, for the day in question, then the current market price shall be determined as of the latest date prior to such day for which such closing price, last reported sales price, or bid and ask prices, as the case may be, are available, unless such securities have not been traded on an exchange or in the over-the-counter market for 30 or more days immediately prior to the day in question, in which case the current market price shall be determined in good faith by, and reflected in a formal resolution of, the Board of Directors of the Company.

(d)   Notwithstanding any provision herein to the contrary, no adjustment in the Warrant Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Warrant Price; provided, however, that any adjustments which by reason of this subsection (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or the nearest one-hundredth of a share, as the case may be.

(e)   In the event that at any time, as a result of an adjustment made pursuant to subsection (a) above, the Holder of any Class A Warrant thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock or any other securities or assets, thereafter the number of such other shares or other securities or assets so receivable upon exercise of any Class A Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this Section 5, and the other provisions of this Class A Warrant shall apply on like terms to any such other shares or other securities or assets.

(f)   If the Company merges or consolidates into or with another corporation or entity, or if another corporation or entity merges into or with the Company (excluding such a merger in which the Company is the surviving or continuing corporation and which does not result in any reclassification, conversion, exchange, or cancellation of the outstanding shares of Common Stock), or if all or substantially all of the assets or business of the Company are sold or transferred to another corporation, entity, or person, then, as a condition to such consolidation, merger, or sale (a "Transaction"), lawful and adequate provision shall be made whereby, and the successors or acquiring corporation, entity or person shall expressly agree in writing that, the Holder shall have the right from and after the Transaction to receive, upon exercise of this Class A Warrant and upon the terms and conditions specified herein and in lieu of the shares of the Common Stock or other securities or assets that would have been issuable if this Class A Warrant had been exercised immediately before the Transaction, such shares of stock, securities, or assets as the Holder would have owned immediately after the Transaction if the Holder had exercised this Class A Warrant immediately before the effective date of the Transaction.

(g)   In case any event shall occur as to which the other provisions of this Section 5 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by this Class A Warrant in accordance with the essential intent and principles hereof, then, in each such case, the Company shall effect such adjustment, on a basis consistent with the essential intent and principles established in this Section 5, as may be necessary to preserve, without dilution, the purchase rights represented by this Class A Warrant.

6. **Reservation of Shares**. The Company agrees at all times to reserve and hold available out of its authorized but unissued shares of Common Stock a sufficient number of shares of Common Stock to provide for the exercise of the purchase rights provided herein. The Company further covenants and agrees that all shares of Common Stock that may be delivered upon the exercise of this Class A Warrant will, upon delivery, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the purchase thereof hereunder.

7. **Notices to Holder**. Upon any adjustment of the Warrant Price (or number of shares of Common Stock purchasable upon the exercise of this Class A Warrant) pursuant to Section 5, the Company shall promptly thereafter cause to be given to the Holder written notice of such adjustment. Such notice shall include the Warrant Price (and/or the number of shares of Common Stock purchasable upon the exercise of this Class A Warrant) after such adjustment, and shall set forth in reasonable detail the Company's method of calculation and the facts upon which such calculations were based. Where appropriate, such notice shall be given in advance and included as a part of any notice required to be given under the other provisions of this Section 7.

In the event of (a) any fixing by the Company of a record date with respect to the holders of any class of securities of the Company for the purpose of determining which of such holders are entitled to dividends or other distributions, or any rights to subscribe for, purchase or otherwise acquire any shares of capital stock of any class or any other securities or property, or to receive any other right, (b) any capital reorganization of the Company, or reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets or business of the Company to, or consolidation or merger of the Company with or into, any other entity or person, or (c) any voluntary or involuntary dissolution or winding up of the Company, then and in each such event the Company will give the Holder a written notice specifying, as the case may be (i) the record date for the purpose of such dividend, distribution, or right, and stating the amount and character of such dividend, distribution, or right; or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, conveyance, dissolution, liquidation, or winding up is to take place and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such capital stock or securities receivable upon the exercise of this Class A Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock securities) for securities or other property deliverable upon such event. Any such notice shall be given at least 10 days prior to the earliest date therein specified.

8. **No Rights as a Stockholder**. This Class A Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company, nor to any other rights whatsoever except the rights herein set forth.

9. **Additional Covenants of the Company**. For so long as the Common Stock is listed for trading on any regional or national securities exchange or Nasdaq (National Market or SmallCap Market), the Company shall, upon issuance of any shares for which this Class A Warrant is exercisable, at its expense, promptly obtain and maintain the listing of such shares.

The Company shall comply with the reporting requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, for so long as and to the extent that such requirements apply to the Company.

The Company shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Class A Warrant. Without limitation of the generality of the foregoing, the Company (a) will at all times reserve and keep available, solely for issuance and delivery upon exercise of this Class A Warrant, shares of Common Stock issuable from time to time upon exercise of this Class A Warrant, (b) will not increase the par value of any shares of capital stock receivable upon exercise of this Class A Warrant above the amount payable therefor upon such exercise, and (c) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable stock.

10. **Representation and Covenants of Holder**. Holder represents and covenants to the Company as follows:

(a) This Class A Warrant and the Common Stock issuable upon exercise of this Class A Warrant will be acquired for investment for Holder's own account, and not as a nominee or agent and not with a view to the distribution of any part thereof. Holder further represents that it does not have any contract, undertaking agreement or arrangement with any person to sell, transfer or grant participations to such person, or to any third person, with respect to this Class A Warrant. Upon exercise of this Class A Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Common Stock issuable upon exercise of this Class A Warrant are being acquired for investment purposes and not with a view toward distribution or resale, other than in compliance with applicable securities laws, including the Securities Act.

(b) Holder understands (i) that the Class A Warrant and the Common Stock issuable upon exercise of this Class A Warrant are not registered under the Securities Act, or qualified under applicable state securities laws on the ground that the issuance of this Class A Warrant will be exempt from the registration and qualifications requirements thereof; (ii) that the Company's reliance on such exemption is predicated on the representations set forth in this Section 10; and (iii) that the Class A Warrant and the Common Stock issuable upon exercise of this must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempted from such registration.

(c) Holder represents and warrants that Holder is familiar with the provisions of Rule 144 promulgated under the Securities Act which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer) in a non-public offering subject to the satisfaction of certain conditions, including, among other things: (i) the availability of certain public information about the Company; (ii) the resale occurring not less than one year after the party has purchased, and made full payment for, within the meaning of Rule 144, the securities to be sold; and (iii) in the case of an affiliate, or of a non-affiliate who has held the securities less than two years, the sale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as such term as defined under the Securities Exchange Act of 1934, as amended) and the amount of securities being sold during any three month period not exceeding the specified limitations stated therein, if applicable. Holder acknowledges that in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or compliance with another exemption from registration will be required for any disposition of the Common Stock issuable upon exercise of this Class A Warrant.

(d) Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

(e) Holder has received and reviewed this Class A Warrant; it, its attorney and its accountant have had access to, and an opportunity to review all documents and other materials requested of the Company; it and they have been given an opportunity to ask any and all questions of and receive answers from, the Company concerning the terms and conditions of this Class A Warrant and to evaluate the suitability of an investment in this Class A Warrant; and, in evaluating the suitability of an investment in this Class A Warrant; it and they have not relied upon any representations or other information (whether oral or written) other than as set forth herein.

(f) Holder hereby agrees that, in connection with a public offering of the Company's securities, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Securities Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the

Company held by it at any time during such period except common stock included in such registration; provided, however, that:

        (a) all officers and directors of the Company enter into similar agreements; and

        (b) such market stand-off time period shall not exceed one hundred eighty (180) days.

Holder agrees to provide to the other underwriters of any public offering such further agreements as such underwriter may reasonably request in connection with this market stand-off agreement, provided that the terms of such agreements are substantially consistent with the provisions of this Section 10(f). In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares underlying this Class A Warrant until the end of such period.

Notwithstanding the foregoing, the obligations described in this Section 10(f) shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to an SEC Rule 145 transaction.

11. **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the Company, the Holder and their respective successors and permitted assigns.

12. **Notices**. The Company agrees to maintain a ledger of the ownership of this Class A Warrant (the "Ledger"). Any notice hereunder shall be given by personal delivery (including by courier, by facsimile on a business day, receipt of which is confirmed or by registered or certified mail: if to the Company, at its principal executive office and, if to the Holder, to its address shown in the Ledger of the Company; provided, however, that the Holder may at any time on three (3) days written notice to the Company designate or substitute another address where notice is to be given. Notice shall be deemed given and received when delivered in person or by courier, when sent by facsimile on a business day if the sender obtains a confirmation of such transmission or three business days after a certified or registered letter, properly addressed with postage prepaid, is deposited in the U.S. mail.

13. **Severability**. Every provision of this Class A Warrant is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the remainder of this Class A Warrant.

14. **Governing Law**. This Class A Warrant shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of choice of laws thereof.

15. **Attorneys' Fees; Remedies**. In any action or proceeding brought to enforce any provision of this Class A Warrant, the prevailing party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

16. **Entire Agreement**. This Class A Warrant (including the Exhibits attached hereto) constitutes the entire understanding between the Company and the Holder with respect to the subject matter hereof, and supersedes all prior negotiations, discussions, agreements and understandings relating to such subject matter.

IN WITNESS WHEREOF, the Company has caused this Class A Warrant to be executed by its duly authorized officer as of the date first set forth above.

DIGITAL VIDEO SYSTEMS, INC.

By: _____
        Thomas A. Spanier
        Chief Executive Officer

ACCEPTED

(Entity Holder):

_____

By: _____

Its: _____

(Individual Holder):

_____

Name: _____

[Signature Page to Class A Warrant]

EXHIBIT A -1
SUBSCRIPTION FORM

(To be Executed by the Holder to Exercise the Rights To Purchase Common Stock Evidenced by the Within Class A Warrant)

The undersigned hereby irrevocably subscribes for _____ shares (the "Stock") of the Common Stock of Digital Video Systems, Inc. (the "Company") pursuant to and in accordance with the terms and conditions of the attached Class A Warrant (the "Class A Warrant"), and hereby makes payment of $_____ therefor by tendering cash, wire transferring or delivering a certified check or bank cashier's check, payable to the order of the Company. The undersigned requests that a certificate for the Stock be issued in the name of the undersigned and be delivered to the undersigned at the address stated below. If the Stock is not all of the shares purchasable pursuant to the Class A Warrant, the undersigned requests that a new Class A Warrant of like tenor for the balance of the remaining shares purchasable thereunder be delivered to the undersigned at the address stated below.

In connection with the issuance of the Stock, I hereby represent to the Company that I am acquiring the Stock for my own account for investment and not with a view to, or for resale in connection with, a distribution of the shares within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

I understand that if, at the time of exercise, the Stock has not been registered under the Securities Act, I must hold such Stock indefinitely unless the Stock is subsequently registered and qualified under the Securities Act or is exempt from such registration and qualification. I shall make no transfer or disposition of the Stock unless (a) such transfer or disposition can be made without registration under the Securities Act by reason of a specific exemption from such registration and such qualification, or (b) a registration statement has been filed pursuant to the Securities Act and has been declared effective with respect to such disposition. I agree that each certificate representing the Stock delivered to me shall bear substantially the same legend as set forth on the front page of the Class A Warrant.

I further agree that the Company may place stop orders on the certificates evidencing the Stock with the transfer agent, if any, to the same effect as the above legend. The legend and stop transfer notice referred to above shall be removed only upon my furnishing to the Company of an opinion of counsel (reasonably satisfactory to the Company) to the effect that such legend may be removed.

Date: _____   Signed: _____

                                                Address: _____

                                                         _____

<u>EXHIBIT A -2</u>
SUBSCRIPTION FORM

[To be executed only upon exchange of Class A Warrant
for shares of Common Stock]

The undersigned registered owner of this Class A Warrant irrevocably exchanges this Class A Warrant for ________________ shares of Common Stock of Digital Video Systems, Inc., at the exchange ratio and on the terms and conditions specified in this Class A Warrant, and requests that certificates for the shares of Common Stock hereby acquired (and any securities or property issuable upon such exchange) be issued in the name of and delivered to ____________________________ whose address is ____ and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Class A Warrant, that a new Class A Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

In connection with the issuance of the Stock, I hereby represent to the Company that I am acquiring the Stock for my own account for investment and not with a view to, or for resale in connection with, a distribution of the shares within the meaning of the Securities Act of 1933, as amended (the "Securities Art").

I understand that if, at the time of exercise, the Stock has not been registered under the Securities Act, I must hold such Stock indefinitely unless the Stock is subsequently registered and qualified under the Securities Act or is exempt from such registration and qualification. I shall make no transfer or disposition of the Stock unless (a) such transfer or disposition can be made without registration under the Securities Act by reason of a specific exemption from such registration and such qualification, or (b) a registration statement has been filed pursuant to the Securities Act and has been declared effective with respect to such disposition. I agree that each certificate representing the Stock delivered to me shall bear substantially the same legend as set forth on the front page of the Class A Warrant.

I further agree that the Company may place stop orders on the certificates evidencing the Stock with the transfer agent, if any, to the same effect as the above legend. The legend and stop transfer notice referred to above shall be removed only upon my furnishing to the Company of an opinion of counsel (reasonably satisfactory to the Company) to the effect that such legend may be removed.

Date: ______________________________ Signed: ______________________________

Address: ______________________________

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ASSIGNMENT

(To be Executed by the Holder to Effect Transfer of the Attached Class A Warrant)

For Value Received _____ hereby sells, assigns and transfers to _____ the Class A Warrant attached hereto and the rights represented thereby to purchase _____ shares of Common Stock in accordance with the terms and conditions hereof, and does hereby irrevocably constitute and appoint _____ as attorney to transfer such Class A Warrant on the books of the Company with full power of substitution.

Dated: _____   Signed: _____

Please print or typewrite name and   Please insert Social Security or other Tax
address of assignee: Identification Number of Assignee:

_____   _____

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